Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Absolute Return Podcast – Leadership Chat: Forest Road’s Jeremy and Zachary Tarica
April 26, 2021

Corporate Participants:

Julian Klymochko - Absolute Return Podcast Host

Michael Kesslering - Absolute Return Podcast Host

Zachary Tarica, Founder and Chief Executive Officer of Forest Road

Jeremy Tarica, Head of SPACs and Opportunistic Investments of Forest Road

https://absolutereturn.podbean.com/e/143-leadership-chat-forest-road-s-jeremy-and-zachary-tarica/

TRANSCRIPT

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Hey what’s up everybody. Welcome to the Absolute Return podcast. I’m your host, Julian Klymochko, and I’m joined by my co-host, Michael Kesslering and on today’s podcast we welcome special guests and the first set of brothers on the show, Forest Road’s Jeremy and Zachary Tarica. Forest Road is a specialty financing company that lends against tax credits in the entertainment, real estate and renewable energy industries, along with having two special purpose acquisition companies trading in the market. On the podcast, Jeremy and Zachary discuss their background in the financial industry and how they came to form Forest Road, launching a SPAC into the market and the process behind doing a deal, how the Beachbody merger is an example of the Forest Road investment playbook, how they got Shaquille O'Neal the basketball star to join the Forest Road SPACs as a special advisor, their investor outreach program and why they’re keen to engage with investors, and more. So with no further ado, there is our podcast with Jeremy and Zachary Tarica of Forest Road.

All right, welcome. We have Jeremy and Zachary Tarica from Forest Road on The Absolute Return Podcast today. So, they have a couple of SPACs in the market. They’re active, very active with their investor outreach, whether it be social media, Twitter, Clubhouse, et cetera. I’ve spoken to them in the past. Super smart young guys, ambitious and have a lot going on. So excited to get into the whole Forest Road story today. So, thank you gents for coming on the show. To start, I wanted to get into, how you guys started Forest Road companies? For a bit of background. You launched Forest Road Acquisition One in November 2020. You guys raised $300 million and then you launched Forest Road Acquisition Two in March of this year. So, two SPACs in the market under The Forest Road banner. The second one raised even more, $350 million. You have been keeping super busy over the past year. Why don’t you guys tell us a little bit about your background first and then an overview of The Forest Road Company.

Zachary Tarica: I’ll let Jeremy go first since he’s the younger brother, about how he got to Forest Road and then I’ll jump in and give The Forest Road backstory.

Jeremy Tarica: Yeah, and for factual, thank you guys for having us on. It sounds like we are the first brothers on the podcast, so that’s pretty cool. We’ll set that record, right now.

Julian Klymochko: It is the first.

Jeremy Tarica: So, my quick background. I used to do investment banking at Bank of America Merrill Lynch. I then went on to a company called Advance, the Newhouse family’s holding company, family owned for about a hundred years, owns a lot of interesting TMT businesses, kind of my familiarity with investing in the private market, large investments and large acquisitions. And ultimately spoke with Zach really about a year ago, right around this time, as we saw the phenomenon around SPACs emerging and thought, well, the business he runs, which I’ll let him explain, could be really interesting for us to use as a platform to launch SPACs of our own. And so ultimately joined officially in November to launch our first SPAC. And that’s kind of my background.

Zachary Tarica: And so, I started sort of right at the recovery of the global recession in 2008 and 2009 at Deutsche Bank on the distress bond desk. And so, I’ve taken a very bottoms up or worst-case scenario modeling and financial analysis in investing. And I worked at DB before going over to Brookfield, and then in 2018 started Forest Road with my partner and our COO Idan Shani. We started investing in tax credits, tied to three sectors: renewable energy, so solar and wind and in real estate, doing tax credit deals like historic and brownfield deals; and then in film, which our movie incentive program credits, so everyone wonders why all these movies get made in Georgia. And it’s because you’ve got this amazing rebate and credit program that puts capital back in the hands of creators for creating jobs, for creating infrastructure growth and for creating tourism opportunities.

So, we did that. We were approached by a SPAC in 2019, and I’ll admit this on the show, but I had no idea what a SPAC was. And there was this underlying sort of negative connotation when we were approached. And I remember having a conversation with our board about moving this forward and discovering if this made sense for us. And ultimately, I came back away from the conversation with our board saying, if we were going to do a SPAC, like we should be the sponsor. We’re a team of analysts, former bankers, lawyers, accountants. If we’re going to do this, why not use this deep bench of amazing people that have surrounded our platform and invested in and become stakeholders in our business, utilize their networks, their Rolodex, their relationship with our core competency and investing and be a sponsor and really taking the approach of adding something to the table, really earning our promote.

So, we put a great team together of people that we feel like with every conversation with a company we have, there’s a real reason for that conversation and something definitive we bring to the table to earn that promote as part of the SPAC. So, like you said Julian, we have two SPACs in the market and we’re super pumped about our first one and we can talk more about Beachbody and also fired up about the opportunity set for number two. And I think we have to be a little more careful about what we discuss on FRXB, but thanks for having us on this and we’re pumped and more excited to be the first brothers you guys have had on the show.

Julian Klymochko: Yeah. And definitely excited to get into The Forest Road Acquisition One Beachbody deal in a bit along with how you’re viewing the market opportunity set for the second iteration. But prior to that, wouldn’t mind getting into some details ultimately to your approach to the blank check space, not from a target or a merger perspective, but more so overarching thesis, basically what the discussion you had with the board of directors prior to making the jump into this space as a sponsor?

Zachary Tarica: Yeah, I think when we were approached, it was trying to better understand why it made sense for us as a company. But I think what we took away from it was the opportunity set and like what the SPAC market stood for and what the underlying SPAC product stood for was this democratization of both capital into the hands of, you know, we call it creators, doers, builders. The traditional IPO market, when you look at the historic range of companies that are private and public, have told us in effect that there need to be better, more public companies. And we thought the SPAC product is a great way for that to happen. And so, we think of it as in a traditional IPO, there’s this historic gatekeeper, there’s a validator. And what we thought was, let’s put a team together that validates a great private company and help it turn into an exceptional public company.

And by validating that, we in effect have created this democratization of an investment opportunity for anyone with more than $10 dollars and one penny to participate in a deal that they could not participate in historically. And so, you look at the build of private equity capital in the market, and you look at the opportunity set. Well, you know, Billy in Nebraska with a hundred thousand dollars in savings after a 25-year career, as a teacher, he doesn’t get the look at “growth fund 16 at Blackstone.”

Julian Klymochko: Right.

Zachary Tarica: And so, this product allows for that. And that’s exactly what we stand for as a company is to give those opportunities sets both on the going public side for the underlying company and for the investor side. So that’s part of what we really loved about the product and what we loved with the conversation around why we would go or do a business combination with a SPAC. We just ultimately felt like we had more to add as a sponsor than we did as a business combination, given where we wanted to take our platform and what our ambition is as a company, as Forest Road the Company, not the acquisition of course.

Jeremy Tarica: And I’d also add that, seeing the surge in popularity of the product itself, obviously the product itself, we think we’re bullish and have a ton of conviction in the staying power and why it makes a ton of sense. I think it’s really unique and has ways to innovate and will improve I’m sure going forward. But we were seeing the surge in popularity, how many people were out there with SPACs and kind of thinking to ourselves, well, if they have a SPAC, we could probably have a SPAC and have that value proposition of our management team be a lot more attractive, differentiated to the target companies that we’d speak to. And that would be really unique. And if they could do it, we could do it better, almost like that was kind of our thinking. And then ultimately it comes down to trusting the management team that could find a great attractive target in a space that we know really, really well. And we had a ton of confidence that we could do that with our operator led model and Tom Staggs and Kevin Mayer, and the other incredibly accomplished people we have on the team. We knew that we could go out and have that deal flow, be able to be selective around that deal flow and ultimately pick opportunities that we think the market would really enjoy, the investors of our SPAC would reap the benefits of, of being long-term holders in those eventual merged business combinations, and really build the reputation of being trusted. Since it’s similar to Zach’s point around private equity, you don’t have that opportunity to invest in these mature PE funds. And you do have this opportunity now with SPACs to kind of follow us. And if you could trust us that we’re going to find great investments, when we do believe that will make our shareholders pretty happy in the long run. So that’s kind of what we set out to do and hope to do. And we’re working hard really every day to make sure that comes true.

Zachary Tarica: Across The Forest Road Company platform is 70 really hardworking — we use the expression starving — workforce that is looking for an edge in everything we do, whether that’s distributing a film domestically or doing a tax credit deal on a megawatt of solar in upstate New York. And so, like that with SPACs, we went to the drawing board on how we were going to have an edge in this space and what we were going to do to differentiate ourselves amongst the over one-feels like-gazillion SPAC sponsors in the market right now. So, we were really serious about every conversation we had both on the inbounds that were logged in once we filed for our front-end IPO on FRX I to making sure that every conversation we went into, we came with some strategic edge or opportunity to make that company better. And that was what really steamrolled into from everything that Jeremy and I do, about communicate, like just the way we communicate to the investor base, the way we deal with our service providers, the way we take a meeting on a potential business combination, every facet of it, we wanted to differentiate ourselves and speak to the edge that we had in the market.

Michael Kesslering: And so, when you talk about the edge and value add that you can have for companies, I mean, many SPAC sponsors when they’re on their roadshow they’ll just discuss their deal flow. And that’s obviously a very important aspect on the front end. But what really resonates, I think with me is your comments around the value add that you can have in the business. You’re taking that seriously and every meeting. How does that look on the backend in terms of the value add that you can use to differentiate yourself or Forest Road, The Forest Road SPACs in a SPAC off, you know, very similar to an investment banking, in an investment banking process, looking at a bake-off, how do you differentiate yourself on the backend?

Zachary Tarica: Yeah. In our core business, I’ll tell a quick story, which led to really the approach we take on the SPAC stuff. In our core business, we did a film deal, a tax credit film deal. And in the process of that, we have a first lien on the film and we’re talking with buyers and we take a meeting with a really big high-end domestic distributor. And then right after that, we have a scheduled Netflix meeting. And so, it was a really interesting perspective to see this really high-end domestic distributor pitch relative to a Netflix. And when we took the first meeting that domestic distributor, it was all about how much they love the film and how they were so excited by the cast and the story and the ending. And then when you took the Netflix meeting, it was 100% stats driven.

It was exactly who’s going to watch this, and when they’re going to watch it, it’s exactly what the film can do from a press and marketing standpoint. They pitched us on what they were going to do idea wise. And so, we’ve kind of held that and to the roadshow process and to the meetings that we’re taking, we’re actively explaining to companies, the ideas we have for that business. The reason we’re taking that meeting is because we think we can do a lot for that company and make them better. And now that we’ve gone through an extensive PIPE process, I think part of why you’re seeing some parts of this market freeze over is because you have a deal that comes at 900, because it’s a strategic person. And then you have a deal that gets priced at $1.3 billion, because it’s not a strategic person. The person that loses in that is the investor, the shareholder. It’s to no one’s benefit to price a deal above market because of the benefits of an auction. Auctions are great, capitalism is great. In this process, the efficiency of the product needs to be driven by the value, a sponsor brings to the equation. They should be the creator of that arbitrage above where it can clear versus where it’s a good deal and the sponsor premium, if you will, should sit in that buffer. So that not retail, but so that the shareholder of the IPO or the person playing the PIPE, or the person that buys the deal in the free market, they should benefit in that uptick that the promote or that the sponsor helps the company earn or offset.

Jeremy Tarica: And I think a concrete example is what we have done with our Beachbody deal. Folks at the Raine Group who are, aside from the founders, one of the largest shareholders of the company, and really, they have a remarkable firm, and they reached out to us when we got live on our SPAC. This is a business that has digitally transformed over the past five or so years into becoming what is now predominantly a streaming business of subscription health and wellness company and Kevin’s experience with launching Disney+ and ESPN+, and Hulu and Tom’s experience as CFO of Disney and the value creation of over $300 billion dollars of market cap that they help create during their time at Disney, which outperformed the S&P almost about three times while they were there, I think that in itself spoke volumes to the exceptional management team at Beachbody. And it was more of a conversation around how do we get this deal done so that this is a great deal and became less of a competitive process or an auction. It was really ultimately, let’s do a great deal and let’s partner together and where we add value over the long-term and where we ultimately earn our promote. We, you know, have Kevin Mayer joining the board post-close of the transaction. And we hope one of the differentiators long-term for The Forest Road platform as we are the corporate of these SPACs, is that we have an in-house team that can work on whether it’s M&A for the business that we go and do a business combination with and help them explore M&A, whether it potentially is something like business development, exploring partnerships for them, wherever we can add value, we are a team that just wants to roll up our sleeves and add that value, in addition to executives like Tom and Kevin, or Keith Horn or others, that want to ultimately make this a huge success. So, I think it really, what we have learned in our education process around the SPAC process is, your work really doesn’t begin until you close the deal you do, and now you owe it every single day to your shareholders to make sure that what you promise them in this being a great deal and the bet that they were making turns out to be true. And we take that very seriously.

Julian Klymochko: So, I wanted to get into the details on this Beachbody deal. So, the specifics, you guys announced the deal Feb 10th, Forest Road Acquisition One. Announced a merger with Beachbody, deal valued the company $2.9 billion dollars. So, on the higher end of deal valuations, this deal included a $225 million dollar PIPE financing as well. Can you walk us through specifically your due diligence process in general, a business model evaluation when looking at potential business combinations and also like, you know, how many did you look at? How are you guys sourcing deals outside from networks, were you utilizing banks, private equity, funds, venture capitalists, things of that nature, you know, how did this all come together?

Jeremy Tarica: Yeah, great. So, I’ll take the lead on that. I think from the time we announced that we were doing a SPAC, which is on October 8th, we received a good amount of inbound opportunities that obviously you can’t, you know, engage with until you’re closed on your IPO.

Julian Klymochko: Well, that makes it easy though. Having the inbounds.

Jeremy Tarica: The inbounds were good. Inbounds were definitely helpful, a mix of them. So, I would say it was actually not inclusive of Beachbody until after we got our IPO done, was when they ultimately reached out to us. But we did assess several other opportunities and Beachbody was one opportunity that, we met with the management team. And, you know, I think one thing to highlight since there’s a lot of diligence that happens in these processes, I would hope certainly with our processes. We go pretty deep and the management team was incredible. And in helping us, you know, get the answers we needed as we were really making sure we understood every facet of the company. But I think what’s interesting is it’s a marriage. This is a process where we’re not transactional by nature. We’re really more of does this partnership work and over the long-term, is this going to be a great public company? And that partnership was apparent from our first management presentation. I mean, we were listening to Carl Daikeler, the CEO of Beachbody and his co-founder John and the CFO Sue Collyns, and it just really resonated with our entire team. And we thought it was really interesting, the differentiation of this platform. And so, I think from the get-go, we had a feeling like, huh, this could be really interesting. And then as we peel back the layers, the more impressed we got with one, how proven, stable and solid this business is. I mean, as you guys probably know from covering this deal, this is a company that’s been around for 22 years, they’ve done over $11 billion dollars of revenue in their history, and it’s a founder-led business.

Jon and Carl are going to own about 48% of the company post-close and pre-close owned a majority of the business and have been running a profitable, really healthy, incredible business, and have gone through multiple stages of transformation. And so, as we understood the trajectory over time of the business, we also understood pretty intimately their ability as a management team to navigate pretty tricky times in the health and wellness space. Like it’s not a secret that it’s not easy to get people to work out, no one loves working out, getting out in the morning and just putting in, some people do, but they’re most likely the exception, but they have been around for so long and so successful in creating really premium content to get people started, to be inclusive, accessible. And so, a lot of our diligence, of course, there’s, you know, understanding the numbers and understanding kind of the marketing team’s capabilities and the finance team’s capabilities and the legal team and all the considerations around it. There are so many work streams that go into the diligence process. And we probably, you know, had, from the time we met them in really early December to the time we announced the deal, there was a ton of diligence we were doing, but a lot of it is the qualitative stuff around, “does the story make sense? Do we really believe in this platform? Do we believe in the mission?” Which was something that really resonated for our entire team, which was ultimately, this is a business that helps people live a healthy and fulfilling life. Like people are getting healthy and that’s a great thing, and you have mega trends behind it that make it even more attractive and so happy to go into more detail any of the components, but it was something where we felt from the beginning. This could be interesting. And the more we dug in the more we really loved the opportunity.

Julian Klymochko: I should note that it’s not only the first having two brothers on the podcast, but the first in which we have the sponsor and the merger partner. We had, of course, Beachbody CEO, Carl Daikeler on episode 134 of the podcast. So, it’s pretty cool to hear both sides to the story on this deal specifically. One thing that I also wanted to hear your thoughts on, when you discuss Forest Road, the platform, you have this playbook on your approach to your SPACs. I was wondering how is Beachbody a good example of The Forest Road playbook that you guys are executing on?

Zachary Tarica: Yeah, I think when we really got under the hood here, we were most excited by the fact that this is a content business. That when you look at and we have a great chart of this, that we put in our PIPE materials, but there’s this incredible viewership and this product that has stood the test of time in terms of how people respond to these workout programs. And on a call, we were talking through how easy it is to get someone to watch a great television show on your couch and eat a snack, that’s easy to do. To get someone up and moving and fit and committed to a program is a special type of content that needs to be created. And when you look at that viewership it’s really a remarkable thing. And so, it’s no surprise, it’s no secret, you read all about the value of premium IP and how it goes up all the time. And then you look at this business and that content that they’ve been able to create. You have Tom and Kevin integral and influential in the acquisitions of Marvel and Lucas and Pixar. And I’m certainly not here to kind of compare a Toy Story to a P90X, but when you look at how that content has resonated and lasted in people’s lives, there’s a lot of similarities to that. When you look at the engagement metrics, when you look at the churn and retention, there’s a lot of similarities in this business to companies that we have a really extensive knowledge of, whether it’s TikTok or Lucas. So, we brought something unique to it. And I think our team’s ability to tell that story to the market and validate this platform really fit nicely into what we stand for, what we look for and how we’re going to add value to this platform.

Michael Kesslering: And one last thing on Beachbody before we move on from that is, I mean, having Carl on the podcast, I mean, it’s a fantastic product. It’s a fantastic business. What do you think is most compelling around the valuation story that you’ve been able to tell with regards to Beachbody?

Zachary Tarica: Yeah, I’ll let Jeremy take the valuation and that the value component that we see in it. But I think again, just going back to the underlying product of it. There’s not a lot, similar to what we were saying earlier is there’s not a lot of opportunity for investors both institutional and retail to participate in this space, in the public markets. And so, there was this component of trying to find the right comp set, obviously, you know, everyone listening to this knows what Peloton is and understands what that product is. We have a differentiated product than that. And so, it was a struggle coming up with the right comp set, but ultimately, we think that this is tremendous value.

Jeremy Tarica: Yeah, and on the valuation work we did, which was, I think what you’re going to see in the SPAC market going forward is a lot more people, and I think this is probably a benefit of the recent volatility and the selloff, but people are going to be a lot more constructive around valuation to make sure that this is not about, you know, top ticking evaluation and more about setting the company up for success in the future. And our dialogue around valuation from the get-go is always really constructive. I think we tried to frame this in a way where it makes sense for people, as we think about the pieces of the business being digital subscription, connected fitness, and then the growth consumer health and wellness segment of it, with the nutrition, the branded line of nutrition subscriptions that they have, and on a revenue multiple basis, we think that this is a really attractive discount to that, at about two times 2022, and 2.7 times 2021 revenue, and looked at a variety of different comps to arrive at that. And obviously that was not the only approach we took, but it really was more geared towards what sets this company up to trade well going forward in the future, and to Zach’s point that the scarcity of health and wellness companies, you really have Peloton and Planet Fitness in this reel. If you think of fitness, that that’s probably where you gravitate towards. And I think BODY is so uniquely positioned and what we think is so attractive about it, maybe even before that content as a competitive advantage, is the fact that it’s just for regular people, it’s mass market. I mean, this is a solution that can really help change people’s lives. And we think when we close the deal, and the ticker becomes BODY, we think that people will really get behind this business and love the mission and love really what it stands for, which is creating a subscription health and wellness company that is truly inclusive, welcoming, and accessible for all.

Julian Klymochko: Yeah, certainly the value proposition makes sense both for consumers and investors. If investors want to check it out, symbol is FRX soon to be BODY, once the deal does close. Now, we speak with sponsors pretty often. Typically, they’re very private, low profile, somewhat secretive. That’s starting to change. We’ve had a number on the podcast, and it’s always interesting to hear their insights. But what’s unique about you guys is you specifically have an investor outreach program. You’re very public in your communications with investors. You have your regular, “What the SPAC Wednesdays” on Clubhouse. I encourage investors to check that out. What exactly are you trying to achieve through this outreach? It’s certainly, not sure if unprecedented is the right word, but it’s definitely significantly differentiated compared to, you know, the exact opposite tact that sponsors typically take, which is to be under the radar and secretive and not really be too transparent with their investors.

Zachary Tarica: I think to that last part, it’s wanting to be communicative and wanting to be transparent. And we’re investors, we invest in companies too. We want to be the management team of companies we like to invest in. We have a fiduciary responsibility to shareholders to be transparent and to be authentic and to be communicative. And we’re millennially led as a sponsor and a platform. We really think there’s a lot of positives that are occurring in the broader SPAC opportunity set and companies that are going to have access to public market capital. And we want to be stewards of that, and we want to be thought leaders in that, and we want to be a group that others can look at and see that they can do this too. And that, you know, the traditional ways of doing things are not necessarily the right ways in this market. A lot of what we’ve seen in the historic, like becoming a public company, is not necessarily best way to do things these days. And so, we are really excited about the changes in this market and being able to make money for our shareholders.

Jeremy Tarica: Yeah. And I think it really comes down to, ever since, I guess they’ve been shining a spotlight on retail investors with GameStop and the media and SPACs, and you guys do an incredible job of doing this too and others, like we speak with on our Clubhouse every Wednesday, some sometimes SpacGuru joins us and we have great guests that share a similar mission to us, which is just trying to let other people understand what’s going on because it’s hard to get through the noise of it all. And sometimes people graduate to this level of understanding immediately, you’re at 301. And you’re like, wait, I missed, I missed lesson 101 on this whole SPAC stuff. Like start from the fundamentals, please. And I think that’s crucial too. It’s not just a retail community thing. It really is just broadly being able to be fully transparent about what we’re up to, how we think about our deals, how we think about future deals, how we think about the product itself, why we constructed the team we constructed and just have people understand what’s going on in the market. And I think these, you know, sessions and the chats we had with you, Julian offline, we really share the same goals in that, which is really awesome.

Julian Klymochko: Yeah, definitely. And to the extent that investors want to learn more about Forest Road, where’s the best resource for them?

Jeremy Tarica: Well, you could definitely follow us on Twitter @JeremyTarica, @ZacharyTarica and at @forestroadco on Twitter. And we also have LinkedIn pages for The Forest Road Company and Forest Road Acquisition Corp, and Forest Road Acquisition Corp Two. And we also have our websites, so spacroad.com is where our SPACs are and then forestroad.com is where we can have broader information around the specialty finance that we’re building.

Julian Klymochko: Okay, cool. Well, thank you for that. Oh, and one thing I wanted to touch on prior to wrapping things up. First crack, open the S-1 of your SPACs. One thing that you definitely notice, Shaquille O’Neal strategic advisor, how did that happen? And what’s the story behind that?

Zachary Tarica: Yeah, Shaq is, so I connected with Shaq in 2018. Shaq is a resident of Georgia and someone who is just a tremendous investor, in addition to just a personality and even a better basketball player. But he was looking to offset his Georgia tax liability and buying credits. And I explained to him what we do and how we do it and why we’re differentiated and the amount of tax credits that we broker and transfer and lend against a year. And Shaq wanted to invest in the company. And so, it’s been just a great working relationship. He is just uber intelligent and philanthropic and generous with his time and efforts. And I speak for him when I say he is fired up about FRX I and Beachbody. And I think you’ll see some things soon in regards to his contributions on some of our other stuff as well.

Julian Klymochko: That’s super cool to hear because you occasionally see other SPACs with celebrity sponsors, professional athletes, but the thing that I think differentiates Shaq is his success, not only on the court, but off the court as well, you know, a very reputable and successful businessman in his own right. But thanks guys for coming on the show, Jeremy, Zachary. Don’t want to take up too much of your time. So, thank you for explaining

The Forest Road SPAC strategy, the underlying company roadmap and your approach to things, your background, super helpful insights, and definitely the details on the Beachbody deal and your entire process behind that. One adds a lot of value for investors, and thank you for being so transparent. I encourage investors to check out “What the SPAC Wednesdays” on Clubhouse, check it out. It’s always very informative and yeah, just thank you for coming on The Absolute Return Podcast.

Jeremy Tarica: Thank you guys. Really appreciate it.

Zachary Tarica: Thanks guys. Keep putting these out. I think they help investors. And I think the product itself is benefiting from the work you guys are doing. So really appreciate it.

Julian Klymochko: All right. Wish you all the best, success with your SPACs and hopefully upcoming ones as well. All right, bye everybody.

Jeremy Tarica: Thanks

Zachary Tarica: Thanks a lot Julian.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and Forest Road Acquisition Corp. (the “Company”), including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

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